UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8F

   Application for Deregistration of Certain Registered Investment Companies

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment Registration"); or

     (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

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6.   Funds are reminded of the requirements to timely file a final Form N-SAR with the Commission. See rule 30b-1 under the Act [17 CFR 270.30b1]; Form [17 CFR 274.101].

SEC's Collection of Information
-------------------------------
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE



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I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

       [ X ]  Merger

       [   ]  Liquidation

       [   ]  Abandonment of Registration
              (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [   ]  Election of status as a Business Development Company
              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Mercury Large Cap Series Funds, Inc. (referred to herein as "Mercury Large Cap")

3.   Securities and Exchange Commission File No.: 811-09697

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

       [ X ]   Initial Application         [   ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 800 Scudders Mill Road, Plainsboro, NJ 08536

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Joanne Antico, Esq.
     Sidley Austin Brown & Wood LLP
     787 Seventh Avenue
     New York, NY  10019
     (212) 839-5920

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]: Donald C. Burke, 800 Scudders Mill Road, Plainsboro, NJ 08536, 609-282-7085.

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

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8.   Classification of fund (check only one):

       [ X ]  Management company;

       [   ]  Unit investment trust; or

       [   ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

       [ X ]  Open-end                      [   ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

       Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Fund Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, NJ 08536.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: FAM Distributors, Inc., P.O. Box 9081, Princeton, NJ 08543-9081.

13.  If the fund is a unit investment trust ("UIT") provide: Not Applicable

       (a)  Depositor's name(s) and address(es):

       (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [  ]    Yes                  [X]     No

     If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-__________

                  Business Address:

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes              [   ]    No

                  If Yes, state the date on which the board vote took place:
                  December 18, 2002.



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          If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ X ]   Yes              [   ]   No

          If Yes, state the date on which the shareholder vote took place:
          April 4, 2003

          If No, explain:

II.  Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ X ]     Yes                   [  ]         No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          April 28, 2003

     (b)  Were the distributions made on the basis of net assets?

          [ X ]       Yes                 [  ]        No

     (c)  Were the distributions made pro rata based on share ownership?

          [ X ]       Yes                 [  ]       No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (i) Merrill Lynch Large Cap Core Fund ("ML Core"), a series of Merrill Lynch Large Cap Series Funds, Inc. ("ML Large Cap"), acquired all of the assets of Mercury Large Cap Core Fund ("Mercury Core"), a series of Mercury Large Cap (consisting primarily of all Mercury Core's beneficial interests in the Large Cap Core Portfolio of Master Large Cap Trust), and assumed all of the liabilities of Mercury Core in exchange solely for newly-issued shares of common stock of ML Core having an aggregate value equal to the value of the assets of Mercury Core acquired by ML Core, less the value of the liabilities of Mercury Core assumed by ML Core. Mercury Core distributed such ML Core shares to its stockholders of record on a pro rata basis in exchange for their shares of common stock of Mercury Core. The net asset value for each of ML Core and Mercury Core and the exchange ratios were determined as of 4:00 P.M., Eastern time, on April 25, 2003 (the "Valuation Time") in accordance with the valuation procedures used by ML Core. The exchange ratios reflected that



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                 the following number of shares of each class of common stock of ML Core were to be issued for each share of the corresponding class of shares of common stock of Mercury Core issued and outstanding as of the Valuation Time:

                      Class I/A: 0.889638
                      Class B: 0.906731
                      Class C: 0.899963
                      Class A/D: 0.896837
                      Class R: N/A

          (ii) Merrill Lynch Large Cap Growth Fund ("ML Growth"), a series of ML Large Cap, acquired all of the assets of Mercury Large Cap Growth Fund ("Mercury Growth"), a series of Mercury Large Cap (consisting primarily of all Mercury Growth's beneficial interests in the Large Cap Growth Portfolio of Master Large Cap Trust), and assumed all of the liabilities of Mercury Growth in exchange solely for newly-issued shares of common stock of ML Growth having an aggregate value equal to the value of the assets of Mercury Growth acquired by ML Growth, less the value of the liabilities of Mercury Growth assumed by ML Growth. Mercury Growth distributed such ML Growth shares to its stockholders of record on a pro rata basis in exchange for their shares of common stock of Mercury Growth. The net asset value for each of ML Growth and Mercury Growth and the exchange ratios were determined as of the Valuation Time in accordance with the valuation procedures used by ML Growth. The exchange ratios reflected that the following number of shares of each class of common stock of ML Growth were to be issued for each share of the corresponding class of shares of common stock of Mercury Growth issued and outstanding as of the Valuation Time:

                      Class I/A: 0.864574
                      Class B: 0.899468
                      Class C: 0.904822
                      Class A/D: 0.893309
                      Class R: N/A

          (iii) Merrill Lynch Large Cap Value Fund ("ML Value"), a series of ML Large Cap, acquired all of the assets of Mercury Large Cap Value Fund ("Mercury Value"), a series of Mercury Large Cap (consisting primarily of all Mercury Value's beneficial interests in the Large Cap Value Portfolio of Master Large Cap Trust), and assumed all of the liabilities of Mercury Value in exchange solely for newly-issued shares of common stock of ML Value having an aggregate value equal to the value of the assets of Mercury Value acquired by ML Value, less the value of the liabilities of Mercury Value assumed by ML Value. Mercury Value distributed such ML Value shares to its stockholders of record on a pro rata basis in exchange for their shares of common stock of Mercury Value.



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                 The net asset value for each of ML Value and Mercury Value and the exchange ratios were determined as of the Valuation Time in accordance with the valuation procedures used by ML Value. The exchange ratios reflected that the following number of shares of each class of common stock of ML Value were to be issued for each share of the corresponding class of shares of common stock of Mercury Value issued and outstanding as of the Valuation Time:

                      Class I/A: 0.958657
                      Class B: 0.987254
                      Class C: 0.971083
                      Class A/D: 0.966532
                      Class R: N/A

     (e)  Liquidation only:
          Were any distributions to shareholders made in kind?

          [  ]       Yes           [   ]      No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders.

17.  Closed-end funds only:
     Has the fund issued senior securities?

       [   ]    Yes               [  ]    No

       If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders.

18.  Has the fund distributed all of its assets to the fund's shareholders?

       [ X ]    Yes               [   ]   No

     If No,
       (a) How many shareholders does the fund have as of the date this form is filed?

       (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [   ]    Yes               [ X ]   No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities



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20.  Does the fund have any assets as of the date this form is filed?
     (See question 18 above)

       [    ]   Yes               [  X ]  No

       If Yes,
       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)  Why has the fund retained the remaining assets?

       (c)  Will the remaining assets be invested in securities?

            [  ]     Yes              [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [   ]    Yes               [  X ]  No

       If Yes,
       (a) Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation

              (i)   Legal expenses: $425,000.00

              (ii)  Other expenses (list and identify separately):

                      Printing:  $25,164.00
                      Proxy solicitation & mailing:  $6,407.55
                      Printing N-14 Registration Statement:  $60,000.00
                      Audit (Deloitte & Touche):  $53,550.00
                      Transfer Agent (Financial Data Services Inc.): $45,000.00

              (iii) Total expenses (sum of lines (i) to (iii)): $615,151.55

     (b) How were those expenses allocated? The expenses of the Merger that are directly attributable to Mercury Core, Mercury Growth, and Mercury Value were borne by Fund Asset Management, Inc. ("FAM"). These expenses included the expenses incurred in preparing, printing and mailing the proxy materials utilized in connection with the special meetings of stockholders of Mercury Core, Mercury Growth, and Mercury Value and the expenses related to the solicitation of proxies voted at such special meetings. The expenses of the Merger that are directly



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          attributable to ML Core, ML Growth, and ML Value were borne by FAM.
          These expenses included the costs of printing sufficient copies of the applicable prospectuses and any supplements thereto, and the most recent annual reports which accompanied the proxy statement and prospectus. Certain additional expenses of the Merger, including, but not limited to, expenses incurred in connection with obtaining an opinion of counsel with respect to the tax consequences of the Merger, the preparation of the agreement and plans of reorganization, legal fees, transfer agent fees, and audit fees were borne by FAM on behalf of each of Mercury Core, Mercury Growth, Mercury Value, ML Core, ML Growth, and ML Value.

     (c)  Who paid those expenses? FAM paid all expenses.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [  ]     Yes               [ X ]   No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

       [  ]     Yes               [ X ]   No

       If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [  ]     Yes               [ X ]   No

       If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.      (a)  State the name of the fund surviving the Merger: Merrill Lynch
              Large Cap Series Funds, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-09637

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the



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              agreement was filed: 333-102573; 811-09637; Form N-14,
              February 28, 2003

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                 VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mercury Large Cap Series Funds, Inc., (ii) he is the Vice President and Treasurer of Mercury Large Cap Series Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                           /s/ Donald C. Burke
                                 --------------------------------------------
                                             Donald C. Burke



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